SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  October 13, 2004

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's News Releases dated October 13, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

Date:   October 13, 2004

“James Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

Tan Range Exploration Corporation

Form 20-F, File No. 0-50634

Suite 1400 – 355 Burrard Street

Trade Symbol TSX:  TNX

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598 / Fax: (604) 669-8915

Email: investors@tanrange.com

Website:  www.tanrange.com

News Release -  October 13, 2004

Drilling by Tan Range Exploration at Luhala Project in Tanzania Yields

Significant Discovery in Stratabound, Shear-hosted, Gold Environment

The Company is pleased to report Reverse Circulation (RC) drill results from a significant new gold discovery on its wholly-owned Luhala Property in the Lake Victoria Goldfields of Tanzania.

According to Tan Range President, John Deane, the discovery has the geological signature of a “stratabound, shear-hosted, gold deposit” and exhibits good correlation between the higher grade zones identified to date. For non-professional interested parties, this type of signature is considered most desirable by the industry for such a deposit.

At this early stage of exploration, the main control for the gold appears to be silicification along a felsic volcanic sequence of argillite, rhyolite, felsic flows, massive sulphides and volcaniclastics, he noted. For the average stockholder’s understanding, this type of host is by industry standards generally very positive.

The shallow, 14-hole drill program was designed to validate a new structural model for a large surface gold-in-soil geochemical anomaly that was identified earlier on the Luhala property.  It is the intention of the Company to proceed with a more extensive drilling program as soon as its newly purchased and more powerful RC/RAB drilling rig is delivered at which time this specific area in Luhala as well as other potential gold targets within this wholly-owned license will be covered.

This model is similar to that used at AngloGold Ashanti’s 4.3 million ounce (proven) Geita deposit where low angle reverse faulting appears to be the dominant control for gold mineralization. At Luhala, where these flat-lying faults intersect a felsic volcanic sedimentary sequence of rocks appears to be the best loci for mineralized gold occurrences within dilation structures. The higher grade zones encountered in the recent drill program are associated with highly silicified argillite and volcaniclastics.

In total, three individual target areas were tested at Luhala with several holes terminating in economically significant gold mineralization. Deeper testing of the various drill targets, including the holes that bottomed in gold mineralization, was precluded by the limited depth capacity and mechanical availability of the RC drill rig which was only able to drill efficiently to approximately 50 meters.

For this phase of drilling, holes were oriented in a northwesterly direction perpendicular to those completed in earlier programs which were drilled to the north and south. The relatively shallow dipping nature of the discovery suggests that the gold-bearing oxide zone has considerable potential down dip and along strike, a hypothesis that will be tested with the Company’s new drill rig which has the capacity to drill deeper with less downtime.

James E. Sinclair, the Chairman and CEO of Tan Range, said the new drill rig “will speed up the evaluation of drill targets and allow the Company to utilize its world-class data base and extensive infrastructure in Tanzania to the fullest.”

“I am quite pleased to be able to report such positive results so early in our planned 50,000 meter drill program covering gold, diamond and nickel prospects. We will also look for a property that fits our capability to develop for our own account albeit through a wholly-owned subsidiary so as to preserve our main thrust as a mineral management royalty company.”

Significant intersections from the recent drill program are presented in the following tables:

Kisunge West Zone

Drilling in Kisunge West was intended to follow up on good gold values returned in trenches in  April and from numerous drill holes. Six RC holes were drilled on this target including two (LRC-30 and LRC-25) that were drilled on contingency fences following good assays reported on LRC-

19.

Kisunge West Zone
Hole No.	From	To	Intercept Length	Grade g/t
LRC-19	0	40	40	2.4
including	30	38	8	4.5
LRC-20	2	41	39	1.7
including	28	35	7	3.9
	57	60	3	1.1
	65	70	5	1.3 (end of hole)
LRC-21	26	40	14	1.8
including	33	37	4	2.7
	62	66	4	1.1
LRC-22	46	58	12	0.9
LRC-25	10	36.5	26.5	1.1
including	28	34	6	2.1

Kisunge Central Zone

The Kisunge Central Zone is the largest target area, and the drill program was designed to test values returned from four trenches earlier this year. At least six holes were planned and two contingencies, however, only four holes were completed because of poor drill rig performance.

Kisunge Central Zone
Hole No.	From	To	Intercept Length	Grade g/t
LRC-23	1	13	12	1.4
including	5	9	4	3.3
including	23	25	2	1.1 (end of hole)
LRC-26	3	11	8	4.48
LRC-27	11	19	8	1.9
including	13	17	4	3.0
LRC-28	2	8	6	1.3
	20	34	14	1.3
including	26	29	3	2.1

Kisunge East Zone

Drilling at Kisunge East was designed to test significant values from RAB holes LRB-97, 98, 99, 105, 188 and 245. In total, three RC holes were drilled on two separate targets approximately 350 meters apart with the most significant results presented in the following table:

Kisunge East Zone
Hole No.	From	To	Intercept Length	Grade g/t
LRC-24	52	56	4	3.3 (end of hole target A)
LRC-29	44	49	5	0.85 (target B)

Kisunge Hill, which is approximately 100 meters high, hosts an oxidation zone down to at least 80 meters and has three known structures on it with the potential to host mineral resources.

Positive results support the implementation of a follow-up drill program on a minimum 50 meter grid spacing in the immediate future, with a specific emphasis on the down dip potential of established gold zones in the Kisunge Hill region.

“At this juncture we see immediate potential to block out an inferred resource of several hundred thousand ounces although the final size and shape of the broader deposit will require confirmation drilling on a much tighter hole spacing than exists today. What we envision at the moment is an oxide deposit with a higher grade core that is not untypical of known oxide-type occurrences in Tanzania,” Sinclair stated.

Qualified Person

The Company’s Qualified Person is Mr. Peter Chadwick, M.Sc. University of Cape Town (1993),  a registered scientist with SACNASP (Reg. No. 400082/93) and a Fellow of the Society of Economic Geologists.  He is a geologist with 20 years post graduate experience, which includes 5 years in technical support at  the University of Cape Town, 3 years in base metal exploration in northern Namibia, 9 years in mining and exploration in the Archaean terranes of Zimbabwe, and 3 years as an Independent Consultant in East and Southern Africa.  Mr. Chadwick has reviewed this press release, and all analytical results.

Analysis

Fire assay with flame AAS finish conducted by SGS Laboratories in Mwanza, Tanzania.  Duplicates and Standards were inserted in the samples sent to SGS. No serious discrepancies were noted with the duplicates having a positive correlation coefficient of 0.998.

On Behalf of the Board of Directors

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.